Exhibit 99.1

PRESS RELEASE                                   Unilab Corporation
                                                (AMEX:ULB)
                                                18448 Oxnard Street
                                                Tarzana, CA  91356
                                                www.Unilab.com

                                                For Further Information:
                                                Charles Kim
                                                Phone: (818) 758-6607
                                                e-mail: IRelations@Unilab.com

IMMEDIATE RELEASE
February 4, 1998


                  UNILAB CORPORATION ANNOUNCES 1997 RESULTS

TARZANA, CA, February 4, 1998 -- UNILAB Corporation (AMEX: ULB) announced today that net sales for the year ended December 31, 1997 were $214.0 million, an increase of 4.3% from $205.2 million in the prior year. The Company reported net income for the year of $0.5 million, or $.01 per common share, compared to a net loss of $92.9 million, or $(2.53) per common share in the prior year. Excluding the approximately $78.5 million in nonrecurring charges in 1996, the prior year's net loss was $14.4 million, or $(0.39) per common share.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $23.5 million for 1997, or 11.0% of sales, compared to $9.2 million, or 4.5% of sales, for the prior year.

For the quarter ended December 31, 1997, net sales were $52.7 million, an increase of 7.7% from the $48.9 million in the same period in the prior year. EBITDA for the quarter was a record $6.6 million, or 12.5% of sales, compared with $0.1 million (exclusive of non-recurring charges) earned in the fourth quarter of 1996. The fourth quarter EBITDA represents the first time in the Company's history that the seasonally weaker fourth quarter has exceeded the prior quarter's earnings.

David Weavil, Unilab's Chairman and CEO, said "1997 has been a watershed year for Unilab. Four sequential quarters of rising EBITDA was the product of effective and timely execution of the Company's 1997 action plan by a focused management team."

Weavil added "We've achieved steady progress in 1997 on the two primary objectives we laid out at the beginning of the year. First, the Company targeted contractual price increases and service restructuring to insure that those critical aspects of customer agreements became more rational. Second, we redoubled our efforts to be a lower cost laboratory services provider by improving our processes and eliminating expenses that don't add real and perceived value to
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patient care. These initiatives address the basic pervasive challenges facing many healthcare companies these days. I am pleased that most of our customers have been supportive of our efforts and value a relationship with an efficient and high quality laboratory. Among our chief goals in 1998 will be the further development of the Company's operating fundamentals; process enhancements, baseline cost reductions, targeted growth and customer contract reviews. Most importantly, as a result of the foundation laid in 1997 by our improved financial performance, we feel that Unilab now has a stable base from which to continue building."

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.



                              - tables to follow -

                               Unilab Corporation
                             Statement of Operations
                  (amounts in thousands, except per share data)

                                           Three months           Year ended
                                          ended Dec. 31,           Dec. 31,
                                          1997      1996       1997       1996
                                          ----      ----       ----       ----

Revenue                                $52,703   $ 48,948   $214,001   $205,217

Direct Laboratory and Field Expenses:
   Salaries, Wages and Benefits         16,748     18,061     69,094     70,869
   Supplies                              7,203      7,317     29,858     28,631
   Other Operating Expenses             13,766     14,159     56,990     54,672
                                       -------   --------   --------   --------
                                        37,717     39,537    155,942    154,172
                                       -------   --------   --------   --------

Legal and Acquisition Related Charges       --         --         --      4,940
Restructuring Charges                       --     65,655         --     65,655
Amortization and Depreciation            2,210      2,846      8,885     11,491
Selling, General and
   Administrative Expenses               8,385      9,340     34,570     41,801
                                       -------   --------   --------   --------

   Total Operating Expenses             48,312    117,378    199,397    278,059
                                       -------   --------   --------   --------

Operating Income (Loss)                  4,391    (68,430)    14,604    (72,842)

Other Income (Expenses):
   Interest Expense, net                (3,465)    (3,423)   (14,068)   (12,122)
   Loss on Sale of Promissory Note          --     (4,529)        --     (4,529)
                                       -------   --------   --------   --------

Income (Loss) Before Income Taxes
   and Extraordinary Item                  926    (76,382)       536    (89,493)

Extraordinary Item - Loss on Early
Extinguishment of Debt                      --         --         --      3,451
                                                                       --------

Net Income (Loss)                          926    (76,382)       536    (92,944)

Preferred Stock Dividends                   30         36        138        144
                                       -------   --------   --------   --------

Net Income (Loss) Available to
   Common Stockholders                 $   896   ($76,418)  $    398   ($93,088)

Basic Earnings per Share:
Income (Loss) Before Extraordinary
   Item                                $  0.02   ($  2.08)  $   0.01   ($  2.43)
Extraordinary Item                          --         --         --   ($  0.10)
Net Income (Loss)                      $  0.02   ($  2.08)  $   0.01   ($  2.53)

Weighted Average Common
Shares Outstanding                      40,393     37,236     39,927     36,831

EBITDA, excluding legal and acquisition
   related charges, restructuring
   charges and extraordinary item      $ 6,601   $     71   $ 23,489   $  9,244

                               Unilab Corporation
                                  Balance Sheet
                             (amounts in thousands)


                                                     December 31    December 31,
                                                         1997            1996
                                                         ----            ----

Cash and Cash Equivalents                             $  11,652       $  12,176
Restricted Cash                                              --             904
Accounts Receivable, net                                 36,583          37,279
Other Current Assets                                      4,106           4,306
                                                      ---------       ---------
     Total Current Assets                                52,341          54,665


Fixed Assets, net                                        13,160          17,264


Goodwill and Other Intangible Assets                     46,430          48,038


Other Assets                                              6,769           5,952
                                                      ---------       ---------


Total Assets                                          $ 118,700       $ 125,919
                                                      ---------       ---------


Total Current Liabilities                                23,791          29,752


Long-Term Debt, net of current portion                  124,285         126,120
Other Liabilities                                         2,907           4,735


Total Shareholders' Deficit                             (32,283)        (34,688)
                                                      ---------       ---------


Total Liabilities and Shareholders' Deficit           $ 118,700       $ 125,919
                                                      ---------       ---------